

TRANSMISSÃO PAULISTA

RECEIVED

Data *São Paulo, September 4, 2006* 2006 SEP 12 A 9:18 *Ref.CT/F/04082/2006*

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

06016722

Gentleman/Madam:

We are enclosig herewith a copy of the following documents for your archives:

-Abstract of the Minutes of the Extraordinary General Shareholders' Meeting held on August 14, 2006;

-Public Notice of Relevant Fact published on August 26, 2006 in the newspapers Folha de São Paulo, and Diário Oficial do Estado de São Paulo.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Mr. Edgar Piedra
The Bank of New York

dw 9/12

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company
CNPJ No. 02.998.611/0001-04

RELEVANT FACT

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction No. 358/02, informs the shareholders and the market that, in this date, its controller shareholder ISA Capital do Brasil Ltda. ("Offerer") submitted to CVM – Brazilian Securities Commission a register request of public offer of acquisition through control alienation ("Offer"), aiming at the acquisition of common shares issued by CTEEP in circulation in the market, as provided for in article 254-A of the Corporate Law Method and in CVM Instruction No. 361/02. The terms and conditions of the Offer shall be informed in the public notice to be opportunely published by the Offerer.

São Paulo, August 24, 2006.

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director


TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

C.N.P.J 02.998.611/0001-04

NIRE 35300170571

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

DATE, TIME, PLACE: On August 14, 2006, at 10:00 a.m., at Rua Bela Cintra, 847, 9th floor, in this City. **NOTICE:** Call Notice published on July 29, August 1 and 2, 2006, in Diário Oficial do Estado and in Folha de São Paulo. **MEMBERS PRESENT:** Shareholders representing more than two-third of the capital stock with voting right, according to signatures stated in the Attendance Book of the Shareholders, and also members of the Board of Directors, of the Executive Committee and of the Audit Committee of the Company. **PRESIDING OFFICERS:** Chairman: Javier Genaro Gutiérrez Pemberthy. Secretaries: Luiz Carlos Mussi and Miguel Tornovsky. **AGENDA:** **1)** Election of up to 14 members of the Board of Directors, considering the resignation of the members of the Board of Directors elected by the State of São Paulo after the transfer of the control of the Company, and the fact that the election was made through multiple process in the Ordinary and Extraordinary General Shareholders' Meeting of April 20, 2006, by applying what is provided for in article 141, §3, of the Corporate Law Method, maintaining in their offices the two members of the Board of Directors elected on April 20, 2006 in separate voting; **2)** Removal from office of the present members of the Audit Committee elected by São Paulo State Treasury on April 20, 2006, and their respective alternates, and the consequent election of effective members and alternate members of the Audit Committee to fill the vacancies, maintaining in their offices the two members of the Audit Committee and their respective alternates elected by the minority shareholders on April 20, 2006, as provided for in article 28 of the Bylaws; **3)** Proposal



to change the global remuneration of the Company's administrators and of the members of the Audit Committee, making it more compatible with the patterns of the market; **4)** Amendment to the Bylaws of the Company, according to proposal of the Board of Directors. **CLARIFICATIONS**: **a)** The matters were duly appreciated by the Board of Directors; **b)** The minutes shall be drawn up as a summary and shall be published with omission of the signatures of the members present, according to paragraph 1 and 3 of article 130 of Law No. 6.404/76; **c)** there was a request to adopt the MULTIPLE VOTE process submitted by the shareholders Federal Government, on 08/08/2006, through Official Letter No. 1333/PGFN/CRE, and Centrais Elétricas Brasileiras – Eletrobrás, addressed to the Chief Financial Officer and Investors Relation Director, as provided for in §1, of article 141 of law 6.404/76, for the election of the members of the Board of Directors. **MATTER OF ORDER.** The Chairman suggests the inversion of the agenda by beginning with **item 4)** and then continuing with the normal course of the voting as from **item 1)**. The matter was put to voting and the proposal was approved. **DELIBERATIONS: 1) Amendment to the Bylaws of the Company.** Taking the floor, the representatives of AEC and of Sindicato do Empregados nas Indústrias de Energia de Campinas proposed the Bylaws to make reference to the rules applicable to the election of the representative of the employees for the Board of Directors, considering the costs of making a new election among the employees every each year. The matter was put to voting resulting approved by the majority of votes the manifest that shall be made in writing to be filed with the documents of the Company. Taking the floor the representative of Centrais Elétricas Brasileiras S.A. - Eletrobrás submitted to the Chairman the letter CTA-PR-9476-2006, requesting the adequacy of the advantages and preferences of the preferred shares foreseen in the Bylaws of the Company to the rules presently in effect in the Corporate Law Method. The Chairman clarified that, according to understandings already made with CVM, the rules regarding the advantages and preferences of the preferred shares introduced in the Corporate Law Method by Law 10.303, of October 31, 2001, are only applicable to the companies that



have their securities admitted to the negotiation after the effect of the referred to Law 10.303/01, what is not applicable to the Company. As required by the shareholder Eletrobrás, the proposal of amendment to the Bylaws was put to voting, being rejected by the majority of votes, being registered the abstention of São Paulo State Treasury, Federal Government and representatives of the employees. The Chairman informed that the proposal of Bylaws of the Company submitted by the Board of Directors on 07/28/2006 was authorized by Agência Nacional de Energia Elétrica, in what ANEEL was entitled to approve, only determining the inclusion of a explicit reference to the Authorizative Resolution No. 642, of July 25, 2006, that approved the transfer of control of the Company. After discussion among the shareholders, and some amendments to the proposal of Bylaws that do not depend on previous approval by ANEEL, the matter was put to voting, being registered the abstentions of the shareholders Federal Government, São Paulo State Treasury, Eletrobrás and of the representatives of the employees, being **approved**, by the majority of votes, the new Bylaws of the Company, with the following wording: **CHAPTER I - NAME, HEAD OFFICE, OBJECT, AND CORPORATE DURATION. ARTICLE 1** - CTEEP - Companhia de Transmissão de Energia Elétrica Paulista shall be governed by these Bylaws and applicable law. **ARTICLE 2** - The Corporate objects are: **I** - the study, planning, design, construction and operation of systems of transmission of electric energy; **II** - the study, preparation, planning, execution, exploitation or transfer of plans and programs of research and development, which aim to any kind or type of energy transportation, as well as other activities related to the available technology, either directly or in cooperation with state or private entities; **III** - exploitation, either directly or in cooperation with other entities, of activities resulting from the subsidiary utilization of material or immaterial goods of its property according to the essential nature of its activity, as well as the rendering of services that, either directly or indirectly are related to its object; **IV** - participation in other companies as partner, shareholder or quotaholder. **ARTICLE 3 -** The Company, with an indeterminate duration, having its head office and court jurisdiction in the City

and State of São Paulo. **Sole Paragraph** – The company may open and close branches, agencies, offices or representative offices in Brazil and abroad at the discretion of the Executive Committee and deliberation of the Board of Directors. **CHAPTER II - CAPITAL STOCK, SHARES AND SHAREHOLDERS. ARTICLE 4 -** The subscribed and paid-in capital stock is R$ 462,000,000.00 (four hundred and sixty-two million reais), divided into 149,285,034,996 (a hundred and forty-nine billion, two hundred and eighty-five million, thirty-four thousand and nine hundred and ninety-six) shares, being 62,558,662,803 (sixty-two billion, five hundred and fifty-eight million, six hundred and sixty-two thousand and eight hundred and three) common shares and 86,726,372,193 (eighty-six billion, seven hundred and twenty-six million, three hundred and seventy-two thousand and a hundred and ninety-three) preferred shares, all of them no par value nominative book shares. **ARTICLE 5 -** The authorized capital stock is R$ 1,469,090,000.00 (one billion, four hundred and sixty-nine million and ninety thousand reais) being R$ 615,695,619.00 (six hundred and fifteen million, six hundred and ninety-five thousand and six hundred and nineteen reais) of common shares and R$ 853,394,381.00 (eight hundred and fifty-three million, three hundred and ninety-four thousand and three hundred and eighty-one reais) of preferred shares, all of them no par value nominative book shares. **Paragraph 1 -** The Company, upon resolution of the Board of Directors independently of the amendment to its Corporate Bylaws, is authorized to increase the capital stock up to the limit referred to in the "caput" of this article, by issuing shares corresponding to each type and respecting the ratio of the existing shares. **Paragraph 2 -** When issuing shares up to the limit of the authorized capital, the Board of Directors shall establish the following: **a)** quantity, type and class of shares; **b)** price of issue; **c)** other conditions of subscription and payment in full of shares due to the provisions of Law No. 6.404/76. **Paragraph 3 -** The provisions of paragraph 1 of this article do not apply in the event of capital increase upon the payment in full of properties, which shall depend on the approval of the General Shareholders' Meeting, according to the provisions of Law No. 6.404/76. **Paragraph 4 -**

The Company may also issue subscription bonds up to the limit of the authorized capital, through resolution of the Board of Directors. **Paragraph 5 -** The shareholders who fail to pay in full according to the conditions established, shall be held in arrears and shall be subjected to the payment of delay interest of 1% (one percent) per month, the monetary correction according to the index to be set by the Board of Directors, and the penalty fee of 10% (ten percent), calculated on the values in arrears, without prejudice to other relevant legal provisions. **Paragraph 6 -** Upon resolution of the Board of Directors, the Company may acquire shares it issued in order to cancel or maintain them in the treasury, may determine their resale or their placing again in the market, in compliance with legal rules and other relevant provisions, including those issued by the Brazilian Securities Commission (CVM). **Paragraph 7-** Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders' Meeting, the Company may grant the administrators and employees the option to purchase shares, excluding the right of preference of the shareholders in granting and exercising the option to purchase. **ARTICLE 6 -** The preferred shares shall have the following characteristics: **I** - priority upon reimbursement of the capital stock, without right to premium, in the event of liquidation of the Company; **II** - priority, non-cumulative dividend of 10% (ten percent) per year calculated on own capital to this type of shares; **III** - right to elect one Audit Committee member and the respective alternate chosen by the holders of shares, in a separate vote, as provided for in Law No. 6.404/76; **IV** - right to elect a member of the Board of Directors chosen by the holders of shares, in a separate vote, in the conditions foreseen in Law No. 6.404/76; **V** - right to participate in capital increases, as a result of monetary correction and capitalization of reserves and profits, in the same conditions as for the common shares; and **VI** - shall have no voting right and are unredeemable. **ARTICLE 7 -** Each nominative common share shall be entitled to 1 (one) vote in the resolutions of the General Shareholders' Meetings. **ARTICLE 8 -** The Shareholders, subject to the legal provisions may convert common shares into preferred shares, or vice-versa, provided that they are paid in. Conversions

shall take place whenever so directed by the Executive Committee, in periods not lower than 15 (fifteen) consecutive days, subject to the following conditions: **a)** in order to use such a benefit, shareholders should have enjoyed all of such rights as are in connection with the shares owned, and submit the identity documents on the occasion of conversion; **b)** in each period for type conversion, the shareholder may ask for the conversion of up to 3% (three percent) of the corporate capital stock, and the amount of requests so made may not be in excess of 5% (five percent) of the corporate capital stock. **ARTICLE 9** - All the shares of the Company are book shares, kept in deposit account in the name of their holders, without the issue of certificates, in financial institution authorized by the Brazilian Securities Commission – CVM and appointed by the Board of Directors. **Sole Paragraph** - The Company may authorize the depositary institution, in charge of the registration of the book shares, to charge the shareholder, in compliance with the limits stated by the Brazilian Securities Commission – CVM, for the cost of transfer service of the property of the book shares. **ARTICLE 10** - In the event of increase in the corporate capital stock, the shareholders are granted the pre-emptive right for the subscription of shares corresponding to the increase, in the ratio of the number of shares owned, subject to the provisions of Article 171 of Law No. 6.404/76. **Sole Paragraph** - The provisions of this article do not apply to the events of capital increase up to the authorized limit, in accordance with the assumptions foreseen in subsections I and II of Article 172, of Law No. 6.404/76. **CHAPTER III - CORPORATE BODIES** - **ARTICLE 11** - The bodies of the corporation are: **I** - the General Shareholders' Meeting; **II** - the Board of Directors; **III** - the Executive Committee; and **IV** - the Audit Committee. **THE GENERAL SHAREHOLDERS' MEETING - ARTICLE 12 -** The General Shareholders' Meeting shall meet regularly up to April 30 every year, under the law in order to: **a)** examine the management statements relating to the preceding corporate fiscal year; **b)** examine, discuss and vote the financial statements, together with the opinion of the Audit Committee; **c)** decide upon the application of the fiscal year's net profit and the distribution of the dividends; **d)** elect the members of the Audit

Committee, both regular and alternate; **e)** elect, whenever the case may be, the Board of Directors members; and **f)** fix the remunerations of the Board of Directors, Executive Committee and Audit Committee members. **ARTICLE 13 -** The General Shareholders' Meeting shall meet especially whenever called by the Board of Directors, Audit Committee or the Shareholders, under the law. **ARTICLE 14 -** In the General Shareholders' Meeting, the shareholders may submit identity document and/or societary actions that prove the legal representation. **Paragraph 1 -** The company shall exempt the holder of book shares stated in the register of shareholders given by the depositary financial institution from presenting a corroborating document of share ownership. **Paragraph 2 -** The shareholders participating in the fungible custody of nominative shares shall deposit in the head office of the Company, within at least 2 (two) working days before the holding of the General Shareholders' Meeting, besides other documents foreseen in this article, the abstract issued at the maximum 5 (five) days before the holding of the General Shareholders' Meeting by the Liquidation and Custody Brazilian Chamber (Câmara Brasileira de Liqüidação e Custódia) or other competent body, stating the respective share participation. **Paragraph 3 -** The shareholders may be represented in the General Shareholders' Meeting by an attorney appointed according to §1 of Article 126 of Law No. 6.404/76, through public or private instrument with notarized signature, since the respective mandate instrument has been deposited in the head office of the Company, together with the other documents foreseen in this article, with at least 2 (two) working days before the holding of the General Shareholders' Meeting. **ARTICLE 15 -** The General Shareholders' Meetings shall be presided over by the Chairman of the Board of Directors or by his/her alternate who shall choose the Secretary. **ARTCLE 16 -** The deliberations of the General Shareholders' Meeting shall be made by the majority of votes present, except for the provisions foreseen in Law 6.404/76 or in these Bylaws, not considering the blank votes or the abstentions. **Paragraph 1 -** The General Shareholders' Meeting may deliberate only on matters of the agenda, stated in the respective call notice, except for the provisions foreseen in



Law No. 6.404/76. **Paragraph 2 -** The Minutes of the Shareholders' Meeting shall be drawn up in the book of Minutes of the General Shareholders' Meeting in a summarized way of the facts occurred and published with omission of the signatures. **THE BOARD OF DIRECTORS. ARTICLE 17 -** The Board of Directors shall be made up of up to 16 (sixteen) members, all of them to be shareholders, residing or not in the Country, elected by the General Shareholders' Meeting, in compliance with the legal provisions in effect. **Paragraph 1** - The Board of Directors shall elect among its members one Chairman and one Vice-Chairman. **Paragraph 2 -** The remunerations and other benefits of the Board of Directors members shall be established by the General Shareholders' Meeting. **Paragraph 3 -** The employees shall have the right to democratically elect 1 (one) member of the Board of Directors, whose appointment shall be homologated by the General Shareholders Meeting, as provided for in the Notice SF/001/2006. The election and maintenance of the representative of the employees in the Board of Directors shall be defined by the employees taking into consideration the rules in effect applicable to his/her election. **ARTICLE 18 -** The term of office of the Board of Directors members shall be of 1 (one) year, their reelection being allowed. **Paragraph 1 –** The Board of Directors members shall be inaugurated in their respective offices by signing the Terms of Consent of the Administrators mentioned in the Regulation of Differentiated Practices of Corporate Governance of the Stock Exchange of São Paulo and the term of inauguration drawn up in the book of minutes of the Board of Directors. **Paragraph 2 -** At the expiry of their term of office, the Board of Directors members shall remain in their offices until the inauguration of their successors. **ARTICLE 19 -** In the event of a vacancy, for any reason whatsoever, in the Board of Directors, the Chairman may fill it "ad referendum" of the General Shareholders' Meeting, and the alternate to perform the term of office for the remaining term. **Paragraph 1 -** The Board of Directors Chairman shall, in his/her temporary absences and leaves, be substituted for the Vice-Chairman, or in the lack of the latter, for another councilmember named by him/her, and in case of no appointment, by choice of other members of the Board of Directors.

Paragraph 2 - In the event of vacancy of the Board of Directors' Chairman, it is up to the Vice-Chairman to fill it, who shall remain in office until the Board of Directors choose the new regular member, and the alternate performing the office for the remaining term.
ARTICLE 20 - It is up to the Board of Directors: **I -** to lay down the general guidelines of the corporate businesses; **II -** to elect and dismiss the corporate Executive Committee, according to the provisions of these Bylaws; **III -** to appoint the Chairman and, among other Directors, the Vice-Chairman of the Executive Committee, remove them and reelect them; **IV -** to control the management of the Executive Committee, to examine, at any time, the corporate books and papers, to request information on agreements entered into or to be entered into, and perform any such other acts; **V -** to call the General Shareholders' Meeting in such events as are contemplated under the law or whenever it proves to be appropriate; **VI -** to give advice on the Management report, Financial Statements and on the Executive Committee accounts; **VII -** to decide upon as to the acquisition, alienation or encumbrance of either movables or real properties belonging to the Corporate assets, raising of funds through issue of Promissory Notes, the constitution of real burdens and rendering of guarantees, whenever the operation is in excess of 2% (two percent) of the Corporate paid-in capital stock; **VIII -** to approve the annual and pluriannual economic and financial plans and budgets and those of construction project execution prepared by the Executive Committee; **IX -** to appoint and dismiss Independent Public Accountants; **X -** to submit to the General Shareholders' Meeting proposals to amend the corporate Bylaws; **XI -** to deliberate upon the issue, placement, price and conditions of payment in full of shares and subscription bonds, upon the opinion of the Audit Committee in force, as well as to make the capital calls under the limits of the authorized capital; **XII -** to deliberate upon the capital increase, issue, purchase and cancellation of shares, in compliance with paragraphs 1, 4, 5 and 6 of Article 5 of these Bylaws; **XIII -** to deliberate upon the issue of simple debentures, non-convertible into shares and with no real guarantee, in compliance with the legal provisions in effect; and **XIV -** to perform other duties attributed to them by the General

Shareholders' Meeting within the applicable rules in effect. **ARTICLE 21 -** The Board of Directors shall meet ordinarily, once a month, in the dates foreseen in the annual calendar approved by it in the first meeting of each fiscal year, and extraordinarily whenever called by the Chairman, or upon request of the majority of its members. **Paragraph 1 -** The Board of Directors shall meet with the attendance of the majority of its members and shall decide upon by the vote of the majority of those present, and the Chairman being entitled, in addition to his/her own vote, to the casting vote. **Paragraph 2 -** The meetings of the Board of Directors shall be held through teleconference, videoconference or through any other communication media that allows the identification of the member and the simultaneous communication with other members attending the meeting. The Councilmembers absent shall also delegate his/her vote, in writing, to other Councilmembers. **Paragraph 3 -** The Councilmembers participating in the meeting in the above mentioned way shall be considered attending the meeting for any purpose, being valid the signature of the respective Minutes through facsimile or other electronic mean, and a copy shall be filed with the Company along with the original Minutes signed. **Paragraph 4 -** The previous call of the meeting shall be exempted if all its members are present. **THE EXECUTIVE COMMITTEE. ARTICLE 22 -** The Company shall be managed by an Executive Committee composed of up to 6 (six) members, being 1 (one) President and Chief Executive Officer, 1 (one) Chief Financial Officer and Investors Relations Director, 1 (one) Administrative Director and 1 (one) Technical Director and 2 (two) Directors with no specific designation who shall perform their duties according to the attributions established in the Bylaws. **Paragraph 1 –** The Executive Committee members may be Brazilians or foreigners, since residing in Brazil, shareholders or not, and may be appointed and dismissed at any moment by the Board of Directors. **Paragraph 2 -** The remunerations and other benefits of the Executive Committee members will be globally established by the General Shareholders' Meeting and individually by the Board of Directors. **ARTICLE 23 -** The term of office of the Executive Committee members shall be of 3 (three) years, their reelection being

allowed. **Paragraph 1** - The Executive Committee members shall be inaugurated in their respective offices by signing the Terms of Consent of the Administrators mentioned in the Regulation of Differentiated Practices of Corporate Governance of the Stock Exchange of São Paulo and the term of inauguration drawn up in the book of minutes of the Executive Committee Meetings. **Paragraph 2 -** At the expiry of the term of office, the Executive Committee members shall remain in their offices until the inauguration of the successors. **ARTICLE 24 -** In the event of a vacancy on the Executive Committee, for any reason whatsoever, except for that of the Company's President and Chief Executive Officer, a substitute shall be appointed by the latter "ad referendum" of the Board of Directors, the substituted one to perform the term of office for the remaining term. **ARTICLE 25 -** It is up to the Executive Committee, in meeting and by deliberation of the majority: **I -** to perform all such acts as may be necessary for the regular operation of the company; **II -** to approve the internal regulations and the rules of the company; **III -** to propose to the Board of Directors the basic Administration guidelines which shall be appreciated by the Board of Directors; **IV -** to submit to the Board of Directors a proposal for increase in capital stock and amendment to the Corporate Bylaws; **V -** to recommend to the Board of Directors as to the acquisition, alienation or encumbrance of either movables or real properties belonging to the Corporate assets, raising of funds through issue of Promissory Notes, the constitution of real burdens and rendering of guarantees, whenever the operation is in excess of 2% (two percent) of the Corporate paid-in capital stock; and **VI -** to submit to the Board of Directors the financial statements of the fiscal year, the annual and pluriannual economic and financial plans and budgets and those of execution of construction projects. **VII -** to perform other duties attributed to them by the General Shareholders' Meeting within the applicable rules in effect. **ARTICLE 26 -** As to the performance of the Executive Committee, it is up to: **I -** the Company's President and Chief Executive Officer: **a)** to preside over all businesses made in his/her decision sphere; **b)** supervise the general policy of the company fixed by the Board of Directors; **c)** call and preside over the works of the meetings of the Executive Committee; **d)**

coordinate the Executive Committee activities; **e)** give temporary leave to the members of the Executive Committee, appointing, among the other Directors, an alternate member to perform the functions of the substituted one in his/her absence; **f)** approve the definitions and amendments of the company's organization structure; **g)** give instructions for the preparation of the company's budgets according to their internal and external limits and restrictions; **h)** give instructions for the sectorial plans of performance of the Executive Committee; **i)** coordinate the activities of the relations with the company; **j)** coordinate the attendance and relations with governmental bodies, Board of Directors and Audit Committee; and **k)** account for the functions of Internal Audit, Institutional Projects, Communication, Environment, Organization, Quality, Human Resources and Legal Affairs; **II -** the Administrative Directorate: to account for Services Administration, Supplies, Information Technology and Assets activities, establishing their guidelines; **III -** the Financial Directorate and Relations with Investors: to administrate the financial funds necessary for the operation and expansion of the company and account for the Economic and Financial Planning, Control and Accounting activities; represent the company in the relations with financial and capital markets, either domestic or foreign, being responsible for providing information to CVM and Stock Exchanges; and **IV -** the Technical Directorate: to account for the planning, expansion and operation of the electric energy Transmission system and other technical activities and that of energy transportation trade of the company. **Paragraph 1 -** It is up to the Director who is elected Vice-President to substitute the President and Chief Executive Officer in his/her absences or impediments. **Paragraph 2 -** It is up to any member of the Executive Committee, besides performing the powers granted by these Bylaws, the attributions that shall be established by the Board of Directors. **ARTICLE 27 -** The Executive Committee shall meet whenever called by the President and Chief Executive Officer of the Company with the presence of the majority of its members. **Paragraph 1 -** The Executive Committee decisions shall be taken by the majority of votes of the members present, and the President and Chief Executive Officer of the Company being

entitled, in addition to his/her own vote, to the casting vote. **Paragraph 2 -** The deliberations of the Board of Directors shall state in minutes drawn up in the respective book of minutes of the Executive Committee Meetings and shall be signed by the Directors present. **ARTICLE 28 -** It is up to the President and Chief Executive Officer of the Company, excepted for the legal and statutory competencies, the judicial and extra-judicial representation of the Company. **Paragraph 1 -** The documents which involve corporate financial responsibility or exempt third-parties from any liability shall have (i) the joint signature of 2 (two) Directors, (ii) the joint signature of 1 (one) Director and of 1 (one) attorney-in-fact, and (iii) the signature of 1 (one) Director, since expressly and specifically authorized by the Board of Directors to sign some documents, as established in the minutes of the Meeting of the Board of Directors. **Paragraph 2 -** Every proxy shall be granted by the President and Chief Executive Officer together with any other Director, through mandate with specific powers and determined term, except for the cases of "ad judicia" proxy, case in which the mandate may be for an indeterminate term, through public or private instrument. Any of the Directors or attorney-in-fact, individually, may active or passively represent the Company in court or before government offices in ordinary acts of the Company. **Paragraph 3 -** Directors are forbidden to oblige the company to make businesses not pertaining to its social object; oblige the Company in financings, bonds, endorsements or favor guarantees or not related to the Company's businesses; as well as receive from third parties any direct or indirect personal advantage, when performing his/her duty. **ARTIGO 29 -** The meetings of the Executive Committee may be held through teleconference, videoconference or through any other communication media that allows the identification of the member and the simultaneous communication with other members attending the meeting. The Directors absent may also delegate his/her vote, in writing, to other Directors. **Paragraph 1 -** The Directors participating in the meeting in the above mentioned way shall be considered attending the meeting for any purpose, being valid the signature of the respective Minutes through facsimile or other electronic mean, and a copy shall be

filed with the Company along with the original Minutes signed. **Paragraph 2 -** The previous call of the meeting may be exempted if all its members are present. **THE AUDIT COMMITTEE. ARTICLE 30 -** The Audit Committee, in compliance with the legal provisions, shall be made up of 3 (three) to 5 (five) regular members and equal number of alternate members, for a term of office of 1 (one) year, elected by the Ordinary General Shareholders' Meeting, the reelection being allowed. **Paragraph 1 -** The remunerations of the Audit Committee members shall be established by the Ordinary General Shareholders' Meeting. **Paragraph 2 -** One of the members of the Audit Committee and the respective alternate shall be elected by the holders of the minority common shares, and another by the holders of preferred shares, as provided for in Law No. 6.404/76. **ARTICLE 31 -** In the event of vacancy or absence of a regular member, the respective alternate shall be called. **ARTICLE 32 -** The Audit Committee duties are those fixed under the law and its operation shall be permanent. **RESPONSIBILITY OF THE ADMINISTRATORS. ARTICLE 33 -** The Company shall assure to the Members of the Executive Committee, Members of the Board of Directors, Members of the Audit Committee and employees or their nominees that shall act on behalf of the administrators, the legal technical defense in judicial and administrative proceedings, that have as object the facts or acts practiced during their legal or institutional attributions. **Paragraph 1 -** The defense guarantee shall be assured even after the agent, for any reason, has left his/her job or position. **Paragraph 2 -** At the agent's discretion and since there is no interest conflict, the defense shall be prepared by the Company's lawyers. **Paragraph 3 -** The agent may contract a lawyer he/she relies on, whose remuneration will be paid in advance or reimbursed by the Company, according parameters established by the Board of Directors, being observed the remuneration patterns practiced by the lawyers outside the Company. **Paragraph 4 -** Besides the legal defense, the Company shall bear with the court fees, any other additional fee, administrative expenses and make deposits to guarantee the fulfillment of the lawsuit stages. **Paragraph 5 -** The agent who is convicted or deemed responsible, with "res

judicata", shall be compelled to compensate the Company the amounts it effectively spent, except he/she proves he/she acted in good faith and aimed at the Company's interest. **Paragraph 6** - The provisions herewith are only applicable to those facts occurred or act practiced as from January 1, 2005. **CHAPTER IV. FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS. ARTICLE 34** - The fiscal year shall commence January 1st and end December 31st each year. **ARTICLE 35** - At the end of each fiscal year, the Executive Committee shall prepare the following financial statements of the company, in accordance with the legal provisions applicable: **I** - balance sheet; **II** - statement of changes in shareholders' equity; **III** - income statements of the fiscal year; **IV** - sources and application statement; and **V** - cash flow statement. **ARTICLE 36** - Together with the financial statements of the fiscal year, the Executive Committee and the Board of Directors shall submit, to the Ordinary General Shareholders' Meeting, proposal on the destination of the net profit of the fiscal year, calculated after deducting the participations referred to in Article 190 of Law 6.404/76, as provided for in §1 of this article, observing the following order: **I** - 5% (five percent) for the constitution of legal reserve, that shall not exceed 20% (twenty percent) of the paid-in capital stock; **II** - formation of reserve for contingencies, in the case it is proposed by the administrative bodies, according to terms of Article 195 of Law No. 6.404/76; **III** - from the balance, obligatory and preferred dividend of 10% (ten percent) per year to the preferred shares, to be equally divided among them, computed on own paid-in capital stock to such type of shares; **IV** - being the balance enough, obligatory dividend of 10% (ten percent) per year to the common shares, to be equally divided among them, computed on own paid-in capital stock to such a type of shares; **V** - being the balance enough, up to 20% (twenty per cent) of the net profit for the formation of reserves of investments for the expansion of such activities foreseen in Article 2, up to the limit of 10% (ten percent) of the paid-in capital stock; and **VI** - the balance shall have the destination deliberated in General Shareholders' Meeting, observing the withholding allowed in law, in that, in the case of distribution of the remaining balance to the

common and preferred shares, it shall be made under equal conditions. **Paragraph 1 -** It is up to the Board of Directors to deliberate on the distribution of half-yearly dividends, either to the retained earnings account or to the profit reserve existing in the last Balance Sheet, or based on the profits obtained in the semester immediately before to that of the deliberation, in compliance with the Bylaws and the legal provisions in effect. **Paragraph 2 -** It is also up to the Board of Directors, through proposal by the Executive Committee, "ad referendum" of the General Shareholders' Meeting, to deliberate at any time on the payment of interest on own capital, that may be deducted from the dividends to be paid, in compliance with the legislation in effect. **CHAPTER V. DISSOLUTION**. **ARTICLE 37 -** The company shall be dissolved in such events as provided for under the law, being up to the General Shareholders' Meeting determine the manner of liquidation, appoint the liquidator and elect the Audit Committee to act during the liquidation period. **CHAPTER VI – TRANSITORY AND GENERAL PROVISIONS.** **ARTICLE 38 -** "Casus omissus" in these Bylaws shall be solved by the General Shareholders' Meeting and regulated as provided for in Law No. 6.404/76. **ARTICLE 39 -** The Company shall observe the shareholders' agreements filed with its head office, being forbidden the register of the transfer of shares and the computation of vote made in the General Shareholders' Meeting or in the Board of Directors meeting contrary to its terms. **ARTICLE 40 -** The Company shall maintain an additional Security Plan to its employees. **ARTICLE 41 -** It is established that, as provided for in article 45 of Law No. 6.404/76, the exercise of right of withdrawal by dissenting shareholders of deliberation in a meeting, under the legally foreseen assumptions, shall be made through reimbursement, computed in accordance with the economic value of the company, to be ascertained in valuation, whose appointment of experts or specialized companies is up to the Board of Directors, "ad referendum" of the General Shareholders' Meeting. **Paragraph 1 -** The criterion of ascertainment and methodology to be used for the calculation of the economic value of the company shall be determined by the specialized company that will make the valuation. It is up to the General Shareholders'

Meeting to approve the corresponding valuation report of the company. **Paragraph 2 -** The payment of the value of reimbursement shall be made according to deliberation in General Shareholders' Meeting, in up to 6 (six) monthly and successive installments, the first one being due 30 (thirty) days after the date of the valuation report approval by the General Shareholders' Meeting. **Paragraph 3 -** Each installment owed by the company as payment for the reimbursement will incur interest of 0.5% per month and monetary adjustment computed by the General Index of Market Prices (IGP-M), published by Fundação Getúlio Vargas or in the event of extinction or legal impossibility of application, by any other index that may substitute it. **ARTICLE 42 -** The term of office of 1 (one) year foreseen in article 18 of these Bylaws shall be applicable to the Councilmembers elected in separate vote by the employees and by the holders of preferred shares only after the Ordinary General Shareholders' Meeting to be held in 2008. **ARTICLE 43 -** The NEW CONTROLLER, considering this way the holder of the CONTROL BLOCK identified in item (c) of the preamble of the Share Purchase and Sale Agreement of the company, celebrated on July 26, 2006, according to (i) Notice No. SF/001/2006; (ii) Share Purchase and Sale Agreement of the company; and (iii) the Concession Agreements No. 059/2001 and No. 143/2001, celebrated on June 20, 2001 and June 20, 2001, respectively; and (iv) the Authorizative Resolution No. 642 from ANEEL, of July 25, 2006; and its eventual successors, for any reason whatsoever, inclusive resulting from eventual posterior assignment and transfer of shares integrating the CONTROL BLOCK, are solidarily obliged, in an irrevocable character, without prejudice to the fulfillment of the specific legal and regulatory provisions, to cumulatively respect and fulfill the obligations and conditions related in each instrument mentioned in items "i", "ii", "iii" and "iv" above, by exercising for this purpose, if necessary, its vote right as controller shareholder in the General Shareholders' Meeting of the Company. **Sole Paragraph -** Among the above mentioned obligations, some stated in item 5.3 of the Call Notice No. SF/001/2006 are transcribed here: (i) submit to the previous ANEEL's approval any amendment which involve direct or indirect ownership changes

or transfers of the CONTROL BLOCK of the company; (ii) maintain the company as an open capital company during the whole concession period, in that its shares shall be negotiated in Stock Exchanges; (iii) assure that 1 (one) member of the Board of Directors be elected by its employees, if the shares held by them are not sufficient to assure such election according to the company's legislation; (iv) maintain the company's head office in the State of São Paulo; and (v) according to law, assure to the members of the executive committee, members of the board of directors, members of the audit committee and employees or nominees of the company that shall act on behalf of the administrators the access to documents of the company keeping them according to legal terms, as to allow their utilization, whenever necessary in order to subsidize the defense in eventual judicial and administrative proceedings, that have as object the facts resulting or acts practiced during their legal or institutional attributions. **2) Election of the members of the Board of Directors.** Considering (i) that the Board of Directors is presently made up of 16 (sixteen) members; (ii) that 11 out of 16 members elected by the Government of the State of São Paulo submitted their resignation on July 27, 2006 on the occasion of the transfer of the control of the Company, being substituted for the Chairman of the Board of Directors, "ad referendum" of the General Shareholders' Meeting, as provided for in article 16 of the previous Bylaws; (iii) that their election was made through the multiple vote process in the Ordinary and Extraordinary General Shareholders' Meeting of April 20, 2006, by applying what is provided for in article 141, §3, of the Corporate Law Method, maintaining in their offices the two members of the Board of Directors elected in separate voting; (iv) that the shareholders Federal Government and Eletrobrás submitted a request for the adoption of the multiple vote process for the election of the new councilmembers; (v) that the shareholders Federal Government and Eletrobrás accept to renounce the adoption of the multiple vote process if the councilmembers appointed by them be included in a slate to be jointly elected by the shareholders present; the shareholders present elected, by the majority of votes, the following 14 members of the Board of Directors of the Company: **Javier**

Genaro Gutiérrez Pemberthy, Colombian, married, civil engineer, Identity Card No. 19,168,740, resident and domiciled at Calle 12 Sur, No. 18-168, Medellín, Colômbia; **Fernando Augusto Rojas Pinto**, Colombian, married, electrician engineer, Identity Card No. 19,316,907, resident and domiciled at Calle 12 Sur, No. 18-168, Medellín, Colômbia; **Luis Fernando Alarcón Mantilla**, Colombian, married, civil engineer, Identity Card No. 19,144,982, resident and domiciled at Calle 72, No. 8-24 Oficina 901, Bogotá, Colômbia; **Luisa Fernanda Lafaurie Rivera**, Colombian, married, economist, Identity Card No. 8,243,355, resident and domiciled at Carrera 69, No. 25B - 44 - escritório 1002, Bogotá – D.C.; **Isaac Yanovich Farbaiarz,** Colombian, married, industrial engineer, Identity Card No. 32,639,946, resident and domiciled at Carrera 69, No. 25B – 44 – escritório 1002, Bogotá – D.C.; **Guido Alberto Nule Amin**, Colombian, married, economist, Identity Card No. 7,417,654, resident and domiciled at Carrera 57, No. 79-129, Piso 4, Bogotá, Colômbia; **Fernando Maida Dall'Acqua**, Brazilian, married, agronomist, Identity Card No. 4,146,438-2, Taxpayer Card (C.P.F./M.F.) No. 655,722,978-87, resident and domiciled in this city at Rua Carlos Queiroz Telles, 81, Apto. 131; **Norberto de Franco Medeiros**, Brazilian, married, engineer, CREA No. 11,570/D – 5ª Região, Taxpayer Card (C.P.F./M.F.) No. 005,463,997-20, resident e domiciled at Rua General Urquiza, 155, Apto. 501, Rio de Janeiro – RJ; **José Sidnei Colombo Martini**, Brazilian, married, electrician engineer, Identity Card No. 3,605,622-4, Taxpayer Card (C.P.F./MF) No. 514,537,628-68, resident and domiciled in this city at Av. Padre Pereira de Andrade, 545 – apto. 181-D; **Ana Mercedes Villegas Mejía**, Colombian, married, electrician engineer, Identity Card No. 43,034,387, resident and domiciled at Calle 12 Sur, No. 18-168, Medellín, Colômbia; **César Augusto Ramirez Rojas**, Colombian, married, electrician engineer, Identity Card No. 4,344,544, resident and domiciled at Calle 12 Sur, No. 18-168, Medellín, Colômbia; **Claudiano Manoel de Albuquerque**, Brazilian, married, bachelor of social communication, Identity Card No. 299,612 SSP/DF, Taxpayer Card No. 084,565,931-68, SHIN QI, 11 CJ. 11 – casa 11 – Brasília – DF; **Valter Correia da Silva,** Brazilian, married, bachelor of social

communication, Identity Card No. 9,695,219 SSP-SP, Taxpayer Card No. 041,304,888-80, resident and domiciled at rua Dr. Lacerda de Oliveira – São Paulo – SP; **Vladimir Muskatirovic,** Brazilian, divorced, lawyer, Identity Card No. 9,547,768-8, Taxpayer Card No. 087,004,088-08, resident and domiciled at SQN 314 Bloco "H" apt. 205, Brasília - DF; all of them with term of office until the next Ordinary General Shareholders' Meeting that shall be held in the first 4 months of 2007, according to resolutions of the Bylaws approved in this Extraordinary General Shareholders' Meeting, and that, together with Mr. **Fernando José Tenório Acosta** and Mr. **Rogério da Silva**, elected by separate vote in the Ordinary and Extraordinary General Shareholders' Meeting of April 20, 2006, the first by the employees and the second by the holders of preferred shares of the Company, shall make up the Board of Directors as from this date. The appointed councilmembers submitted the Declaration and other documents required by CVM Instruction 367/02 and their inauguration in the offices shall follow the requirements, impediments and procedures foreseen in the Corporate Law and other normative provisions. The election of the members of the Board of Directors was approved by the majority of votes, being registered the abstention of the São Paulo State Treasury, of the minoritary shareholders represented by Mr. Victor Adler, AEC, of the representatives of the employees and of the syndicates. **3) Election of new members of the Audit Committee.** The shareholder ISA Capital do Brasil Ltda. submitted a proposal for the dismissal of the regular members: Ana Maria Linhares Richtman, Raimundo Francisco de Alencar de Melo and Tomás Bruginski de Paula and their respective alternates José Eduardo Pessini, Maria Elizabeth Domingues Cechin and Neide Beretezini from the Audit Committee, with the election of new members and alternates to substitute them until the Ordinary General Shareholders' Meeting to be held in the first 4 months of 2007. After the clarifications on the subject, the matter was **approved**, by the majority of votes, being elected the following members and alternates for the Audit Committee of the Company: ***Regular Members*:** **Antonio Luiz de Campos Gurgel,** Brazilian, married, business administrator, Identity Card No.

2,575,484 SSP/SP, Taxpayer Card No. 030,703,368-68, resident and domiciled at rua Professor Alexandre Correia, 321, apt. 72, São Paulo – SP; **Manuel Domingues de Jesus e Pinho**, Portuguese, married, accountant, Identity Card No. 1,974,844 SSP-RJ, Taxpayer Card No. 033,695,877-34, resident and domiciled at Av. Rio Branco, 311, 4º andar, Rio de Janeiro, RJ; and **Celso Clemente Giacometti**, Brazilian, married, business administrator, Identity Card No. 3,179,758-1 SSP-SP, Taxpayer Card No. 029,303,408-78, resident and domiciled at rua Regina Badra, 911, São Paulo – SP; who together with **Elisabeth Elias Böhm** and **Rômulo Rodrigues**, elected by the minority shareholders in the Ordinary and Extraordinary General Shareholders' Meeting of April 20, 2006, are regular members of the Audit Committee of the Company. ***Alternate Members:*** **Valter Silva**, Brazilian, married, accountant, Identity Card No. 5,286,376, Taxpayer Card No. 570,536,008-82, resident and domiciled at rua Caiowaas, 560, apt. 22, São Paulo – SP; **Carlos Lencioni**; Brazilian, married, lawyer, Identity Card No. 2,465,215, Taxpayer Card No. 415,944,448-20, resident and domiciled at praça Dom José Gaspar, 30 – 20º andar, São Paulo – SP; and **Milton Soares Júnior**, Brazilian, married, economist, Identity Card No. 8,683,961-5, Taxpayer Card No. 003,306,098,31, resident and domiciled at rua Borges Lagoa, 977, apt. 22, São Paulo – SP; who together with **Mary Annie Cairns Guerrero** and **Valter Reikiti Toguchi**, elected by the minoritary shareholders in the Ordinary and Extraordinary General Shareholders' Meeting of April 20, 2006, are respectively the alternates of the regular members of the Audit Committee of the Company. The inauguration in the offices of the Audit Committee members shall follow the requirements, impediments and procedures foreseen in article 162 of the Corporate Law and other normative provisions. If it is impossible for the regular member to attend the meeting, the alternate member shall be called to participate in the meeting. The members of the Audit Committee shall receive a monthly remuneration of R$ 3,000.00 (three thousand reais) observing the provisions in §3 of article 162 of the Corporate Law, that is, at least 0.1 (one-tenth) of the monthly average of the remuneration paid to the Executive Committee, not including the

procuration fee, limited to one remunerated session per month, since the attendance is proven. The dismissal and election of the members of the Audit Committee, and their respective remuneration were approved by the majority of votes, with the abstention of the São Paulo State Treasury, of the Federal Government, AEC, representatives of the Syndicates and of the employees. **4) Global remuneration of the administrators.** The shareholder ISA Capital do Brasil Ltda., according to article 152 of the Corporate Law, proposed to increase the global remuneration of the administrators of the Company to R$ 3,500,000.00 (three million and five hundred thousand reais) for the 9 months period beginning in August 2006 until the next ordinary general shareholders' meeting to be held in April, 2007, aiming at making it more compatible with the patterns of the market. The matter was put to discussion and voting, resulting **approved** by the majority of votes, being registered the abstention of the São Paulo State Treasury, of the Federal Government, AEC, representatives of the syndicates and of the employees, in that the Board of Directors is in charge of individualizing the global remuneration approved among the administrators of the Company. **CLOSING AND SIGNATURE OF THE MINUTES:** As the floor was no longer requested, the Chairman closed the Extraordinary General Shareholders' Meeting, requesting these minutes to be drawn up, that after read and approved were signed by the presiding officers and by the shareholders present who constitute the majority necessary for the deliberations passed.

São Paulo, August 14, 2006.

Javier Genaro Gutiérrez Pemberthy
Chairman

Luiz Carlos Mussi
Secretary

Miguel Tornovsky
Secretary